Exhibit 1

PRESS RELEASE

CYREN Reports First Quarter 2014 Results

Signs 12 CYREN WebSecurity Distribution Partners Since Launch in 1Q14

McLean, VA – May 15, 2014 – CYREN Ltd. (NASDAQ: CYRN), a leading provider of integrated cloud-based security solutions and software-based security technology, today announced its first quarter 2014 financial results for the period ending March 31, 2014.

First Quarter 2014 Financial Highlights:

•
Revenues in accordance with U.S. Generally Accepted Accounting Principles (US GAAP) totaled $8.1 million for the first quarter of 2014 compared to $8.2 million for the sequential fourth quarter of 2013 and $7.9 million in the first quarter of 2013.

•
Non-GAAP revenues totaled $8.1 million for the first quarter of 2014 compared to $8.4 million for the sequential fourth quarter of 2013 and $8.1 million in the first quarter of 2013. The difference between non-GAAP and GAAP revenue is derived from the fact that deferred revenues consolidated from acquired companies are recorded based on fair value rather than book value for GAAP purposes.

•	GAAP net loss for the first quarter of 2014 was $2.1 million compared to net loss of $7.0 million for the sequential fourth quarter of 2013 and a net loss of $1.3 million in the first quarter of 2013.

•	GAAP loss per basic and diluted share for the first quarter of 2014 was $0.08, compared to a loss of $0.26 for the sequential fourth quarter of 2013 and a loss of $0.05 in the first quarter of 2013.

•
Non-GAAP net loss for the first quarter 2014 was $1.4 million compared to non-GAAP net loss of $1.9 million for the sequential fourth quarter of 2013 and non-GAAP net income of $0.1 million in the first quarter of 2013.

•
Non-GAAP loss per basic and diluted share for the first quarter 2014 was $0.05, compared to non-GAAP loss of $0.07 for the sequential fourth quarter of 2013 and Non-GAAP earnings per diluted share of $0.00 in the first quarter of 2013.

•	Cash used by operating activities during the quarter was $2.4 million.

•	Cash as of March 31, 2014 was $2.3 million, compared to $3.8 million as of December 31, 2013. In April 2014, the company extended its $7.5 million credit facility to April 2015.

“We have made great progress ramping up our new cloud-based CYREN WebSecurity offering.  Since launching the service in late January, we have added 12 distribution partners across the globe, including NexTek, a large IT Infrastructure and enterprise service provider, which is also offering our email SaaS service to its large network of resellers and small and medium sized businesses across India.” said Lior Samuelson, CEO and Chairman of the Board at CYREN. “We are very pleased with the positive feedback and strong interest that our new offering has garnered among existing and potential customers and partners, which gives us confidence in our strategy and growth initiatives.”

“Our core detection services business recorded a solid first quarter performance, marked by several multi-year renewals including high profile customers in Asia” Samuelson added.  “This business remains very profitable and highly cash generative, supporting our investments in new products and feature enhancements.”

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of Non-GAAP to GAAP Financial Information.”

Business Highlights:

•
CYREN received two Stevie® Awards in the first annual Asia-Pacific Stevie Awards. The recognition follows the company’s recent stream of partnership agreements with software vendors, service providers and distributors throughout the region. CYREN WebSecurity was the winner of a Silver Stevie® Award in the "New Technology Product of the Year” category. Additionally, CYREN received a Bronze Stevie Award as "Technology Company of the Year.”

•
The company published its first annual Security Yearbook, which offers a comprehensive look back at last year's Internet security trends. The report also includes a glimpse into upcoming trends for 2014, noting a continued increase in mobile malware, ransomware and targeted attacks. The CYREN Security Yearbook illustrates the strength of the company's data capabilities that enable its partners and end users to remain one step ahead of dangerous threats.

•
Since the beginning of the year, 12 partners have been added for the CYREN WebSecurity offering globally, including distributors and resellers in China, Germany, Russia, India, Israel, the U.S., Ireland, the UK, Italy, Cyprus, Greece and France.

o
VCW Security, a leading UK distributor of IT security products and solutions, became a new CYREN distribution partner. Under the agreement, VCW Security will offer the CYREN WebSecurity service via its network of resellers.

o
eSafe Solutions, a reseller serving thousands of SMB and enterprise-sized organizations throughout Cyprus and Greece, will now offer CYREN WebSecurity to its large customer base that includes the region's top academic, banking and government entities.

o
MXSweep, a leading European provider of cloud-based security services based in Ireland, was the first of the company’s beta partners to sign a distribution agreement.  In the first quarter CYREN added a data center in Ireland to support MXSweep and other partners in this geography.

o
Weskom, a leading Italian IT solutions distributor, became a new CYREN distribution partner. Under the agreement, Weskom will offer CYREN WebSecurity both directly and through a network of more than 10 resellers across Italy.

o
Pallas, a German managed security provider, expanded its partnership with CYREN to also offer its customers CYREN WebSecurity as a private-labeled service. The new reseller agreement expands upon Pallas’ partnership with the company that began more than seven years ago through its deployment of security technologies.

o
TTAsia, a leading online messaging reputation and security services provider headquartered in Hong Kong became a new CYREN distribution partner. TTAsia will incorporate CYREN WebSecurity and CYREN Embedded Anti-Virus technology into its Sentry Email Defense Service (EDS) offered throughout China.

Business Outlook

Based on current expectations, the company is reiterating its financial outlook for the full year 2014.  CYREN anticipates that its core detection business will remain steady, with low single digit revenue growth during 2014 and that its recently launched CYREN WebSecurity offering will be incremental to this growth. The company plans to continue to invest the cash flow from its core business into its new strategy.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: stock-based compensation expenses, amortization and impairment of acquired intangible assets, executive termination costs, deferred taxes, acquisition related costs, and adjustments to earn-out obligations. The purpose of such adjustments is to give an indication of the company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the company’s core operating results. The company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company’s consolidated financial statements prepared in accordance with GAAP. Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate the business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of the business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company’s current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call

The company has scheduled a conference call later today, May 15, 2014, at 10:00 a.m. ET to discuss its first quarter 2014 results.

To participate, please call one of the following teleconferencing numbers by dialing in at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-877-407-8289
Israel Dial-in Number: 1-80-940-6247
International Dial-in Number: 1-201-689-8341
at:

10:00 a.m. Eastern Time, 5:00 p.m. Israel Time

The call will be simultaneously webcast live on the investor relations section of CYREN’s website at http://www.cyren.com/ir.html.

For those unable to listen to the live call, a webcast replay of the call will be available from the day after the call in the investor relations section of CYREN’s corporate website.

About CYREN
CYREN is a leading provider of cloud-based security solutions that deliver powerful protection through global data intelligence. Regardless of the device or its location, CYREN’s easily deployed web, email, and anti-malware products deliver uncompromising protection in both embedded and Security as a Service (SecaaS) deployments. Organizations rely on CYREN’s cloud-based threat detection and proactive security analytics to provide up-to-date spam classifications, URL categorization and malware detection services. The CYREN GlobalView™ Cloud Platform leverages Recurrent Pattern Detection™ technologies to protect more than 550 million users in 190 countries. CYREN is traded on the NASDAQ Capital Market and the Tel Aviv Stock Exchange (TASE) under the trading symbol “CYRN.” Visit the GlobalView Security Center or go to www.CYREN.com.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: twitter.com/CyrenWeb

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the press release; we assume no obligation to update any of them. The statements in this press release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the internet security market, technological developments, products offered by competitors, availability of qualified staff, and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

U.S. Investor Contact
Monica Gould
The Blueshirt Group
+1 212 871 3927
monica@blueshirtgroup.com

Israel Investor Contact
Iris Lubitch
EffectiveIR
+972 54 2528007
iris@EffectiveIR.co.il

Company Contact:
Mike Myshrall, Interim CFO
CYREN
703.760.3320
mike.myshrall@CYREN.com

Media Contact
Matthew Zintel
Zintel Public Relations
+1 281 444 1590
matthew.zintel@zintelpr.com

CYREN LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except per share amounts)

	Three months ended
	March 31
	2014	2013
	Unaudited	Unaudited

Revenues	$8,090	$7,925

Cost of revenues	2,022	1,778

Gross profit	6,068	6,147

Operating expenses:

Research and development, net	2,900	2,264

Sales and marketing	2,992	2,765

General and administrative	2,267	2,215

Total operating expenses	8,159	7,244

Operating loss	(2,091)	(1,097)

Other income	200	-

Financial expense, net	(296)	(185)

Net loss before taxes	(2,187)	(1,282)

Tax benefit	45	23

Net loss
	$(2,142)	$(1,259)

Loss per share - basic	$(0.08)	$(0.05)

Loss per share - diluted	$(0.08)	$(0.05)

Weighted average number of shares outstanding:
Basic	26,519	25,934

Diluted	26,519	25,934

CYREN LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON GAAP MEASURES

(in thousands of U.S.dollars, except per share amounts)

	Three months ended
	March 31
	2014	2013
	Unaudited	Unaudited

GAAP operating loss	$(2,091)	$(1,097)
Stock-based compensation (1)	304	314
Other acquisition related costs (2)	-	142
Amortization of intangible assets (3)	424	436
Adjustment to earn-out liabilities (4)	-	(3)
Executive terminations (6)	139	165
Adjustment to deferred revenues (7)	52	196
Re organization expenses (9)	75	-

Non-GAAP operating profit	$(1,097)	$153

GAAP net loss	$(2,142)	$(1,259)
Stock-based compensation (1)	304	314
Other acquisition related costs (2)	-	142
Amortization of intangible assets (3)	424	436
Adjustment to earn-out liabilities (4)	93	170
Income taxes (5)	(101)	(92)
Executive terminations (6)	139	165
Adjustment to deferred revenues (7)	52	196
Settlement agreements (8)	(200)	-
Reorganization expenses (9)	75	-

Non-GAAP net income (loss)	$(1,356)	$72

GAAP loss per share (dilluted)	(0.08)	(0.05)
Stock-based compensation (1)	0.01	0.01
Other acquisition related costs (2)	0.00	0.00
Amortization of intangible assets (3)	0.02	0.02
Adjustment to earn-out liabilities (4)	0.00	0.01
Income taxes (5)	(0.00)	(0.01)
Executive terminations (6)	0.01	0.01
Adjustment to deferred revenues (7)	0.00	0.01
Settlement agreements (8)	(0.01)	0.00
Reorganization expenses (9)	0.00	0.00

Non-GAAP earnings (loss) per share (dilluted)	(0.05)	0.00

Numbers of shares used in computing non-GAAP earnings per share (diluted)	26,519	25,934

CYREN LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON GAAP MEASURES

(in thousands of U.S.dollars, except per share amounts)

	Three months ended March 31
	2014	2013
	Unaudited	Unaudited

(1) Stock-based compensation
Cost of revenues	$12	$12
Research and development	73	58
Sales and marketing	72	59
General and administrative	147	185

	$304	$314
(2) Other acquisition related costs
General and administrative	$-	$142

	$-	$142
(3) Amortization of intangible assets
Cost of revenues	$197	$188
Sales and marketing	227	248

	$424	$436
(4) Adjustment to earn-out liabilities
General and administrative	$-	$(3)
Financial expenses, net	93	173

	$93	$170
(5) Income taxes
Deferred tax asset - tax benefit	$(101)	$(92)

	$(101)	$(92)
(6) Executive terminations
General and administrative	$139	$165

	$139	$165
(7) Adjustment to deferred revenues
Revenues	$52	$196

	$52	$196
(8) Settlement agreements
Financial expenses, net	$(200)	$-

	$(200)	$-

(9) Reorganization expenses
General and administrative	$75	$-

	$75	$-

CYREN LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	March 31	December 31
	2014	2013
	Unaudited	Unaudited

Assets
Current Assets:
Cash and cash equivalents	$2,327	$3,757
Trade receivables, net	5,939	5,178
Deferred tax assets	48	48
Prepaid expenses and other receivables	1,765	1,988
Total current assets	10,079	10,971

Lease deposits	72	74
Severance pay fund	687	819
Property and equipment, net	2,835	2,674
Goodwill and intangible assets, net	36,008	36,395
Total long-term assets	39,602	39,962

Total assets	$49,681	$50,933

Liabilities and Shareholders’ Equity
Current Liabilities:
Credit line	$4,297	$3,245
Trade payables	1,164	859
Employees and payroll accruals	2,296	3,102
Accrued expenses and other liabilities	979	1,366
Earn-out consideration	1,430	1,428
Deferred revenues	4,877	4,499
Total current liabilities	15,043	14,499

Deferred revenues	1,469	1,646
Deferred tax liability	2,652	2,749
Earn-out consideration	2,955	2,857
Accrued severance pay	765	873
Total long-term liabilities	7,841	8,125

Shareholders’ equity	26,797	28,309
Total liabilities and shareholders’ equity	$49,681	$50,933

CYREN LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(in thousands of U.S. dollars)

	Three months ended
	March 31
	2014	2013
Cash flows from operating activities:	Unaudited	Unaudited

Net loss	$(2,142)	$(1,259)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	321	219
Stock based compensation	304	330
Amortization of intangible assets	424	389
Accrued interest, accretion of discount and exchange rate differences on credit line	52	-
Accretion and change in fair value of earn-out liabilites, net	93	170

Changes in assets and liabilities:
Trade receivables	(741)	(383)
Deferred taxes	(101)	(92)
Prepaid expenses and other receivables	225	(853)
Trade payables	168	(386)
Employees and payroll accruals, accrued expenses and other liabilities	(1,216)	(578)
Deferred revenues	202	2,279
Accrued severance pay, net	24	13
Net cash used in operating activities	(2,387)	(151)

Cash flows from investing activities:

Change in long-term lease deposits	2	2
Purchase of property and equipment	(346)	(581)
Net cash used in investing activities	(344)	(579)

Cash flows from financing activities:

Proceeds from credit line	1,000	-
Proceeds from options exercised	295	486
Net cash provided by financing activities	1,295	486
Effect of exchange rate changes on cash and cash equivalents	6	(20)
Decrease in cash and cash equivalents	(1,436)	(244)
Cash and cash equivalents at the beginning of the period	3,757	5,137
Cash and cash equivalents at the end of the period	$2,327	$4,873